Exhibit 99.1

Maris-Tech Announces that its Amethyst
Edge Computing Video Solution Now
Supports 5G, Enabling Ultra-Speed and
High Data Transfer

5G integrations for homeland security, safe cities, civil security and defense markets empowers next-generation video streaming technology

Rehovot, Israel, Sept. 24, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that its Amethyst edge computing video solution product line (“Amethyst”), now supports 5G capability, enabling ultra-speed and high data transfer. This enhancement to the Amethyst product line highlights Maris-Tech’s commitment to staying at the forefront of technology.

The new 5G capability allows Amethyst to significantly improve operational efficiency in real-time, mission-critical environments.

The integration of 5G into Amethyst delivers high-quality, narrow-band, ultra-low-latency video streaming over cellular networks. This upgrade is aimed to benefit the homeland security and civil security markets, where missions require real-time, reliable communications.

Amethyst is an advanced, low-power H.264/5 multiple-stream recorder and streamer that supports both cellular and Ethernet networks. The device accepts video from IP and USB cameras, generates multiple H.264/5 streams IP camera inputs, and records the streams onto local EMMC or Micro-SD storage. Amethyst also enables real-time and pre-recorded video streaming over cellular or Ethernet networks and is fully controlled through Android, iOS, and Windows applications.

Israel Bar, Chief Executive Officer of Maris-Tech, said, “The introduction of 5G capability in Amethyst reflects Maris-Tech’s commitment to innovation. By integrating the latest technology in our product line, we are providing our customers with higher levels of performance and flexibility. This leap to 5G is expected to allow our clients to execute complex missions with greater efficiency, precision and confidence.”

In addition to speed and latency, 5G technology delivers superior network capacity by supporting a higher density of connected devices – crucial for modern security operations in urban environments. Its adaptable network architecture also allows for more customized, efficient communication systems.

According to Markets and Markets, “The 5G Defense market is estimated to be USD 0.9 Billion in 2023 to USD 2.4 by 2028”. Maris-Tech’s Amethyst 5G is well-positioned to meet this rising demand. The airborne segment, a key area for 5G deployment, is projected to reach $0.786 billion by 2028, further highlighting the importance of 5G-enabled technologies in modern security operations, according to Markets and Markets.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our commitment to staying at the forefront of technology, our position to meet the rising demand of the global defense market and the expected advantages and benefits to our customers from the integration of 5G capability into Amethyst, including the improvement in operational efficiency in real-time mission-critical environments, the delivery of high-quality, narrow-band, ultra-low-latency video streaming over cellular networks, the high level of performance and the ability to execute complex missions with greater efficiency, precision and confidence, the delivery of superior network capacity and adaptability of the network architecture to allow more customized and efficient communication systems. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, Chief Financial Officer

Tel: +972-72-2424022

Nir@maris-tech.com